Exhibit 16.1

November 13, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Solomon Technologies, Inc.

Gentlemen:

We have read Item 4.01 of Form 8-K to be filed on or about November 13, 2008 of Solomon Technologies, Inc. and are in agreement with the statements contained in paragraphs (a)(ii) and (iv) of Item 4.01. We have no basis to agree or disagree with other statements of Registrant contained therein.

Very truly yours,

Eisner LLP